UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C-AR: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Snowball Finance, Inc.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
May 25, 2018

Physical address of issuer
937 Mimosa Drive, Vacaville, CA, 95687

Website of issuer
http://snowball.money

Current number of employees:
4

	Most recent fiscal year end (2021)	Prior fiscal year-end (2020)
Total Assets	$480,705	$520,093
Cash & Cash Equivalents	$177,269	$8,598
Accounts Receivable	$0	$0
Short-term Debt	$52,232	$26,545
Long-term Debt	$5,437	$10,562
Revenues/Sales	$328	$0
Cost of Revenue	$302	$4,000
Taxes Paid	$0	$0
Net Income	$(14,949)	$(436,648)

Form C-AR

April 29, 2022

Snowball Finance, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Snowball Finance, Inc., a Delaware corporation ("**Snowball Finance**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR is April 29, 2022.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The Company is a Delaware corporation, incorporated on May 25, 2018.

The Company is located at 937 Mimosa Drive, Vacaville, CA, 95687.

The Company's website is http://snowball.money.

The Company conducts business in the United States and in one hundred fifty (150) countries globally.

The Business

Snowball Money is a wealth generation company that introduces the masses to a new asset class of digital assets. The Company's application, the Snowball App, will allow its users to access a high-yield USD denominated account in stablecoins that pays in real-time and proprietary portfolios of cryptocurrencies, including staking portfolios, risk-adjusted crypto portfolios, portfolios of tokenized gold, art, real estate, and shares of early-stage startups.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future, and therefore rely on external financing.

We are a startup company and our business model currently focuses on innovation rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, our current assets will be sufficient to satisfy our contemplated cash requirements for the next six months.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which
- we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- The costs of filing, prosecuting, defending and enforcing any intellectual property rights;
- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
- Sales and marketing efforts to bring these new product candidates to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network, including due to COVID-19; and
- Lack of demand for and market acceptance of our products and technologies.

Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, the financial condition of the Company and results of the Company's operation may be materially and adversely impacted.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company has its primary place of business in the State of California but is not qualified to do business there as a foreign corporation at present.

The Company has its primary place of business in Vacaville, California. However, as of the date of this Form C-AR, the Company has not completed its requirements to qualify as a foreign corporation in the State of California. Failure to qualify with a state could potentially lead to adverse business consequences such as failure to bring a lawsuit in the state, and additional fines, among other things. Any such steps taken by the State of California against the Company for not qualifying as a foreign corporation could result in adverse consequences for the business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan. However, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. Specifically, the Company is dependent on Parul Gujral, its CEO and Director, and Anna Olifer, its CFO. The loss of any of such persons could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company may experience losses due to volatility of cryptocurrency industry.

Cryptocurrency is a digital representation of value that functions as a medium of exchange, a unit of account, or a store of value, but it does not have legal tender status. Cryptocurrencies are sometimes exchanged for U.S. dollars or other currencies around the world, but they are not generally backed or supported by any government or central bank. Their value is completely derived by market forces of supply and demand, and they are more volatile than traditional currencies. The value of cryptocurrency may be derived from the continued willingness of market participants to exchange fiat currency for cryptocurrency, which may result in the potential for permanent and total loss of value of a particular cryptocurrency should the market for that cryptocurrency disappear. Cryptocurrencies are not covered by either FDIC or SIPC insurance. Legislative and regulatory changes or actions at the state, federal, or international level may adversely affect the use, transfer, exchange, and value of cryptocurrency.

The greater the volatility of a particular cryptocurrency, the greater the likelihood that problems may be encountered in executing a transaction. In addition to normal market risks, the Company may experience losses due to one or more of the following: security breaches, risk of contractual breach, system failures, hardware failures, software failures, network connectivity disruptions, and data corruption.

The further development and acceptance of cryptocurrency, which represents a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate. The slowing or stopping of the development or acceptance of cryptocurrency may adversely affect an investment in the Company.

Cryptocurrency may be used, among other things, to buy and sell goods and services. The growth of the cryptocurrency industry is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry include:

- continued worldwide growth in the adoption and use of cryptocurrency;
- government and quasi-government regulation of cryptocurrency and its use, or restrictions on or regulation of access to and operation of cryptocurrency networks;
- the maintenance and development of the open-source software protocol;

- changes in consumer demographics and public tastes and preferences;
- the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies; and
- general economic conditions and the regulatory environment relating to cryptocurrency.

A decline in the popularity or acceptance of cryptocurrency may harm the value of the Company. There is no assurance that any service providers necessary to accommodate the cryptocurrency network will continue in existence or grow. Furthermore, there is no assurance that the availability of and access to cryptocurrency service providers will not be negatively affected by government regulation or supply and demand of cryptocurrency.

Currently, there is relatively limited use of cryptocurrency in the retail and commercial marketplace in comparison to relatively extensive use by speculators, thus contributing to price volatility that could adversely affect an investment in the Company.

As relatively new products and technologies such as cryptocurrency have only recently become selectively accepted as a means of payment for goods and services by many major retail and commercial outlets, and use of cryptocurrency by consumers to pay such retail and commercial outlets remains limited. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions; process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers; or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by speculators and investors seeking to profit from the short- or long-term holding of cryptocurrency. Price volatility undermines cryptocurrency's role as a medium of exchange as retailers are much less likely to accept it as a form of payment. Market capitalization for cryptocurrency as a medium of exchange and payment method may always be low. A lack of expansion by cryptocurrency into retail and commercial markets, or a contraction of such use, may result in increased volatility, which could adversely impact an investment in the Company.

The SEC issued a Report of Investigation concluding that virtual coins, tokens or other digital assets may be deemed securities and subject to the federal securities laws, including registration under the Securities Act and the Investment Company Act of 1940 (the "Investment Company Act").
A Report of Investigation by the SEC during the second quarter of 2017 found that tokens offered by a virtual organization were securities and therefore subject to the federal securities laws, and further concluded that issuers of distributed ledger or Blockchain technology-based securities must register offers and sales of such securities under the Securities Act unless they are exempt from such registration. Additionally, securities exchanges providing for trading in these securities must register unless they are exempt. As a result, the Company may be required to register and comply with additional regulation under the Investment Company Act, including additional periodic reporting and disclosure standards and requirements and the registration of the Company as an investment company. Such additional registration may result in extraordinary, nonrecurring expenses of the Company, thereby materially and adversely impacting the Shares. Whether a particular investment transaction involves the offer and sale of a security, regardless of the terminology or technology used, will depend on the facts and circumstances, including the economic realities of the transaction. Thus, it is uncertain how various digital assets will be

classified by the SEC, and the level of regulation, if any, will be applied as a result. Further, regulation over securities exchanges in the United States may incentivize the Company to invest, and to advise its clients to invest, solely in digital assets traded on foreign exchanges.

If regulatory changes or interpretations require the regulation of cryptocurrency under the Commodity Exchange Act of 1936, as amended (the "CEA") by the U.S. Commodity Futures Trading Commission, an independent agency with the mandate to regulate commodity futures and option markets in the United States (the "CFTC"), the Company may be required to register and comply with such regulations.

Current and future legislation, CFTC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which cryptocurrency is treated for classification and clearing purposes. In particular, cryptocurrency may not be excluded from the definition of "commodity future" by such future CFTC rulemaking or interpretation. As of the date of this prospectus, the Company is not aware of any rules or interpretations that have been proposed to regulate cryptocurrency as commodity futures. The Company cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrency under the law.

To the extent that cryptocurrency is deemed to fall within the definition of a commodity future pursuant to subsequent rulemaking by the CFTC, the Company may be required to register and comply with additional regulation under the CEA, including additional periodic report and disclosure standards and requirements. Moreover, the Company may be required to register as a commodity pool operator. Such additional registration may result in extraordinary, nonrecurring expenses, thereby materially and adversely impacting the Shares.

The ruling of the CFTC designating bitcoin as a commodity gives authority to the CFTC to police fraudulent activities on exchanges where bitcoin is traded.

The CFTC designated bitcoin as a commodity, which makes exchange markets on which bitcoin is traded subject to enforcement action by the CFTC. Although the CFTC has suggested it is not particularly focused on pursuing such enforcement at this time, and in fact there may be some limits on its ability to do so without a specific connection to commodities derivatives markets, in the event that the CFTC does pursue such enforcement and ultimately shuts down an exchange on which cryptocurrencies in which we invest are traded, it may have a significant adverse impact on our investment portfolio.

The Company's registration with the SEC has been terminated and it cannot provide investment adviser services as of the date of this Offering. If the Company's services are deemed investment adviser services by the SEC or any of its state equivalents, the Company may be subject to various penalties and fines and may be required to cease its operations and return the investor funds.

On December 27, 2018, the Company registered with the SEC as a Registered Investment Adviser ("*RIA*") and specifically as an internet investment adviser. On January 21, 2020, the Company terminated its RIA status by filing Form ADV-W. The Company cannot legally provide investment adviser services. If the SEC or any of its state equivalents determine that the Company is in the business of providing investment adviser services, the Company may be subject to fines and penalties and may be required to seize its operations and return the investor funds.

The Company's business may be subject to complex and evolving U.S. and foreign laws and regulations regarding privacy, technology, data protection, blockchain technology, cryptocurrency, alternative trading systems, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation and enforcement, and could result in claims, changes to the Company's business practices, increased cost of operations or otherwise harm to the Company's business.

The Company may be subject to a variety of laws and regulations in the United States and abroad that involve matters related to its business, including user privacy, blockchain technology, software, broker dealer, data protection and intellectual property, among others. Foreign data protection, privacy, broker dealer and other laws and regulations are often more restrictive than those in the United States. These U.S. federal and state and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations are often uncertain, particularly in the new and rapidly evolving industry in which the Company operates. The growth of the Company's business and its expansion outside of the United States may increase the potential of violating these laws or regulations. The risk of the Company's being found in violation of any laws and regulations is further increased by the fact that many of these laws and regulations have not been fully interpreted by the regulatory authorities or the courts and are open to a variety of interpretations.

Any action brought against the Company for violation of any laws or regulations, even if the Company successfully defends against it, could cause the Company to incur significant legal expenses and divert its management's attention from the operation of its business. If the Company's operations are found to be in violation of any of the laws or regulations, the Company may be subject to any applicable penalty associated with the violation, including civil and criminal penal-ties, damages and fines, the Company could be required to refund payments received by it, and it could be required to curtail or cease its operations.

Any of the foregoing consequences could seriously harm its business and its financial results. These existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products, result in negative publicity, increase its operating costs, require significant management time and attention, and subject the Company to claims or other remedies, including fines or demands that the Company modifies or ceases existing business practices.

BUSINESS

Description of the Business

Snowball Finance, Inc. operates as a technology provider allowing access to crypto assets and decentralized finance ("**DeFi**") protocols on multiple blockchains through its decentralized mobile application ("**dapp**") Snowball Money, which was launched publicly on September 30th, 2020 in AppStore and Google Play.

Business Plan

While the goal of the Snowball Money dapp is to minimize user fees, there are several opportunities for the company to generate revenue.
Snowball Money dapp fee structure is the following:
- referral fees from fiat on-/offramp providers - contingent on the asset and provider;
- in-app exchange of ERC-20 tokens - 0.2%;
- affiliate fees from DeFi protocols;
- performance fee - 10% of interest earned by users on their high-interest vaults.

In the future, Snowball Money plans to develop alternative fee structures to meet client demand (i.e. subscription fee, tiered pricing).

Snowball Finance plans to provide a full suite of software and technology services for customers interested in transacting in and maintaining custody of digital assets. The primary ways for users to earn will be via generating interest via lending, staking, automated yield-optimization on multiple blockchains and investing in digital assets which have the potential to increase in value.

In order to execute its business plan, the Company plans on using non-custodial blockchain infrastructure as a technology service provider delivering a unique user experience through mobile application. In addition to utilizing cryptocurrencies, the Company will integrate third-party payment processors for investments with fiat currencies. Our partners hold the necessary MSB licenses to facilitate cryptocurrency trades.

The Company is planning to utilize both blockchain-based and traditional financial technologies to expand its offerings. Many countries outside of the United States, especially countries with high inflation or low interest rates could benefit from having access to high-yield opportunities through lending.

The Company's Products and/or Services

Product / Service	Description	Current Market
Snowball Money dapp	The Snowball Money dapp is a smart DeFi wallet that provides access to high-yield investment options (high interest vaults, smart crypto bundles, thousands of tokens, airdrops etc.) powered by DeFI protocols on multiple blockchains (Ethereum, Polygon, BNB Chain). In the future, Snowball plans to extend the number of investment options by providing the access to	Snowball Money dapp is available globally on App Store and Google Play Market, targeting demographics who are accustomed to fintech platforms and cryptocurrencies. Based on research conducted by crypto.com, there were more than 106 million cryptocurrency users worldwide in January 2021.

	additional efficient blockchains, adding support for NFTs, tokenized assets (art, gold, real-estate), providing a possibility to participate in IDOs (initial decentralized offerings).	

Competition

Decentralized applications that provide access to high-interest DeFi investment strategies (yield-farming, liquidity provision, etc.) and aggregators of DeFi protocols are the closest competitors of the Snowball Money dapp.

Projects like Argent, Zerion, Ember Fund, Linen app, Outlet Finance, as well as lending platforms BlockFi, Celsius, Nexo and others providing the ability to earn interest on stablecoins and cryptocurrencies.

Customer Base

The Snowball Money dapp is currently in the Early User version phase available on both AppStore and Play Market. We are rolling out functionality gradually and haven't been marketing the public launch of the product, while working on adding the most important features as support for low fee blockchains (Polygon, BNB Chain), integration with multiple decentralized finance protocols, optimization the app stability and user experience.

In 2022 we are planning to launch a full-scale marketing campaign expanding our offerings globally by targeting demographics who are accustomed to fintech platforms and cryptocurrencies. At the time of filing, there are 220,000+ people on the Snowball global waitlist.

Supply Chain

Currently, all of Snowball's development team is based in-house. The Company has no plans to outsource at this time.

Intellectual Property

The Company has no registered intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to current or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Parul Gujral	CEO, Director, Co-Founder	CEO, Director, Co-Founder, Snowball Money, Inc. (March 2018 – present). Responsibilities: • Set strategic goals, leading the development of the company's short- and long-term strategy; • Communicate on behalf of the Company; • Conduct fundraising; • Maintain awareness of the competitive market landscape, expansion opportunities, industry developments, etc.; and • Assess risks to the Company and ensure such risks are monitored and minimized.	American Business School, Paris, BA, International business, 2011 San Francisco State University, BS, International business, 2011 London School of Economics, Cryptocurrency & Disruption Certificate, 2018
Dan Flanagan	CTO	CTO, Snowball Money, Inc. (March 2018 – present). Responsibilities: • Develop technical aspects of the Company's strategy to ensure alignment with its business goals;	University of California, Los Angeles, BA, Political Science, 1994

		- Discover and implement new technologies that yield competitive advantage; - Help departments use technology profitably - Supervise system infrastructure to ensure functionality and efficiency; - Build quality assurance and data protection processes; - Monitor KPIs and IT budgets to assess technological performance; and - Use stakeholders' feedback to inform necessary improvements and adjustments to technology Communicate technology strategy to partners and investors Co- Founder, Butter App (Feb 2014 – present). Responsibilities: - Develop technical aspects of the company's strategy to ensure alignment with its business goals; - Discover and implement new technologies that yield competitive advantage; - Help departments use technology profitably; - Supervise system infrastructure to ensure functionality and efficiency; - Build quality assurance and data protection processes; - Monitor KPIs and IT budgets to assess technological performance;	

		• Use stakeholders' feedback to inform necessary improvements and adjustments to technology; • Communicate technology strategy to partners and investors; and • Generated 2.5 million+ users with less than $250k raised in 6 years.	
Jason Stone	CMO	CMO, Snowball Money, Inc. (August 2018 – present) Responsibilities: ● Promote Snowball to 5.6 million followers on social media; ● Plan, implement, and manage marketing strategy; ● Contribute to the overall growth of the Company; ● Review and manage content marketing strategy; ● Determine KPIs for the marketing department. Influencer of 9.7 million followers, Millionaire mentor (July 2015 - present) Responsibilities: ● Internet marketing and social media influencer of 9.7 million followers @millionaire_mentor Owner, Treadstone Performance Engineering, Inc (January 2006 - current) Responsibilities:	Akron University, BS, Mechanical Engineering, 2003

		• Set strategic goals, and lead the development of the Company's short- and long-term strategy.; • Assess risks to the company and ensure they are monitored and minimized; and • Maintain awareness of the competitive market landscape, expansion opportunities, industry developments, etc.	
Anna Olifer	CFO	CFO, Snowball Money, Inc. (January 2019 – present) Responsibilities: • Oversee the Company's fiscal activity, including budgeting, reporting, and auditing; • Assist in formulating the company's future direction and supporting tactical initiatives; and • Develop performance measures and monitoring systems that support the company's strategic direction.	Taras Shevchenko National University of Kyiv, MA, Finance, 2013

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has (4) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share ("**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company has the following capital stock outstanding:

Type of security	Common Stock
Amount outstanding/Face Value	2,463,233
Voting Rights	One (1) vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the Company issues additional shares of Common Stock, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

* This percentage calculation is derived from the Company's outstanding capital stock.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$25,000
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares of Capital Stock pursuant to the terms of the SAFEs, which will dilute the holders of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	0.11% (Company Capitalization)* 0.1% (Liquidity Capitalization)**

*This percentage calculation includes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

**This percentage calculation excludes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	SAFEs (Simple Agreements for Future Equity), 2020
Amount outstanding/Face Value	$322,000
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares of Capital Stock pursuant to the terms of the SAFEs, which will dilute the holders of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	2.99% (Company Capitalization)* 2.60% (Liquidity Capitalization)**

*This percentage calculation includes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

**This percentage calculation excludes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Simple Agreements for Future Equity (SAFEs) and Simple Agreement for Future Equity or Tokens (SAFTEs), 2019
Amount outstanding/Face Value	$490,000
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares of Capital Stock pursuant to the terms of the SAFEs, which will dilute the holders of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	5.12% (Company Capitalization)* 4.45% (Liquidity Capitalization)**

*This percentage calculation includes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

**This percentage calculation excludes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

Type of security	Simple Agreements for Future Equity (SAFEs) and Simple Agreement for Future Equity or Tokens (SAFTEs), 2018
Amount outstanding/Face Value	$410,000
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the SAFEs convert, the Company will issue new shares of Capital Stock pursuant to the terms of the SAFEs, which will dilute the holders of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion/ exercise prior to the Offering if convertible securities).	9.57% (Company Capitalization)* 8.32% (Liquidity Capitalization)**

*This percentage calculation includes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.
**This percentage calculation excludes shares reserved for future grants under the Company's equity incentive program, and assumes conversion of SAFEs, SAFTEs, and Crowd SAFEs. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type of security	Crowd SAFEs
Amount outstanding	$611,883
Voting Rights	None.
Anti-Dilution Rights	N/A
Terms	$6 million valuation cap / 15% discount. Conversion upon an equity financing (at the Company's election), liquidation (at the investor's failure to select a cash payment equal to the payment amount of the Securities), or dissolution.
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities.	7.61% (Company Capitalization)* 7.82% (Liquidity Capitalization)**

*The percentage calculation includes shares reserved for future grants under the Company's equity incentive program, a valuation cap of $6,000,000, conversion of SAFEs, SAFTEs, and Crowd SAFEs, and the total amount of Common Stock outstanding following conversion to be 3,301,694. Percentage calculated is an approximation and rounded to the nearest decimal point.

**This percentage calculation excludes shares reserved for future grants under the Company's equity incentive program, a valuation cap of $6,000,000, conversion of SAFEs, SAFTEs, and Crowd SAFEs, and the total amount of Common Stock outstanding following conversion to be 3,210,982. Percentage calculated is an approximation and rounded to the nearest decimal point.

Outstanding Debt

As of the date of this Form C-AR, the Company has no outstanding debt.

Ownership

A majority of the Company is owned by Parul Gujral.

Below the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Parul Gujral	1,906,500 shares of Common	77.4%*

| | Stock | |

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company is a Delaware corporation, incorporated on May 25, 2018.

The Company is located at 937 Mimosa Drive, Vacaville, CA 95687.

The Company's website is http://snowball.money.

The Company conducts business in the United States and in one hundred fifty (150) countries globally.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account at JPMorgan Chase Bank and cash on corporate accounts on cryptocurrency exchanges Kraken and Coinbase. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

As of the date of this Form C-AR, the Company has $585,000 on hand, which gives a 6-month runway. The Company has no cash equivalents.

Liquidity and Capital Resources

Aside from the proceeds from the Offering and other offerings, the Company has income from cryptocurrency staking, yield farming, interest income on crypto assets, and gains from change in fair value of the crypto assets.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or

					Public Offering
SAFEs 2021	$25,000	1	Product Development (investment app with decentralized infrastructure, non-custodial wallets, integrated with blockchain protocols).	January 26, 2021	Rule 506(b) of Reg. D
Crowd SAFEs	$611,883	611,883	Product Development, General & Administrative, Marketing, Legal, Professional Services, Intermediary Fees	May 7, 2020	Section 4(a)(6)
SAFEs 2020	$332,000	11	Product Development (investment app with decentralized infrastructure, non-custodial wallets, integrated with blockchain protocols).	January 19, 2020	Rule 506(b) of Reg. D

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- The Company issued two SAFES, dated October 26, 2018 and August 28, 2019, to Jason Stone, the Company's CMO, in consideration for a total amount of $130,000. The terms of such SAFES ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFTEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to Parul Gujral, the Company's founder and CEO, in consideration for $100,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFE, dated July 10, 2018, to Michael Bucci, the Company's co-founder (who is no longer with the Company), in consideration for $25,000. The terms of such SAFE ($2,500,000 valuation cap and 30% discount) are more favorable compared to SAFEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 11, 2018, to Apurv Gujral, brother of the Company's founder and CEO, in consideration for $25,000. The terms of such SAFE ($10,000,000 valuation cap and 15% discount) are comparable other to SAFTEs issued around the same time to other investors.
- The Company issued a SAFTE, dated October 18, 2018, and a SAFE, dated July 26, 2019, to Sarwan Wason, uncle of the Company's founder and CEO, in consideration for a total amount of $20,000. The terms of such SAFE and SAFTEs ($10,000,000 valuation cap and 15% discount) are comparable other to SAFEs and SAFTEs issued around the same time to other investors.
- In 2022, the Company repurchased a SAFTE, dated October 18, 2018, and a SAFE, dated July 26, 2019, issued to Sarwan Wason, uncle of the Company's founder and CEO, in consideration for a total amount of $20,000 for $40,000. The terms of repurchase ($20,000,000 valuation cap) are comparable to other SAFEs and SAFTEs repurchased around the same time from other investors.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT

HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Parul Gujral
_____
(Signature)

Parul Gujral
_____
(Name)

Chief Executive Officer
_____
(Title)

April 29, 2022
_____
Date

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Parul Gujral
_____
(Signature)

Parul Gujral
_____
(Name)

Chief Executive Officer, Director
_____
(Title)

April 29, 2022
_____
Date

EXHIBIT A

Financial Statements

I, Parul Gujral, the CEO of Snowball Finance, Inc., hereby certify that:

  (1) the accompanying financial statements of Snowball Finance, Inc. thereto for the periods ending December 2021 and December 2020 included in this Form C-AR are true and complete in all material respects;

  (2) the tax return information of Snowball Finance, Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Snowball Finance, Inc. filed for the fiscal years ended December 2021 and December 2020; and

  (3) that the information below reflects accurately the information reported on our federal income tax returns.

  IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of April 29, 2022.

/s/ Parul Gujral
(Signature)

Name: Parul Gujral

Title: Chief Executive Officer

Date: April 29, 2022

SNOWBALL FINANCE INC.

Unaudited Financial Statements for the

Years Ended December 31, 2021 and 2020

SNOWBALL FINANCE INC.
Statement of Financial Position

In USD	Note	31 December 2021	31 December 2020
ASSETS			
Current assets			
Cash and cash equivalents	2	177 269	8 598
Crypto Assets, at cost	2	42 812	213 375
Current Crypto Deposits, at cost	2	186 163	225 162
Intangible assets	2	11 710	6
Restricted cash	2	11 401	10 853
SAFE receivable		0	50 000
Loans to Others	2	51 350	8 099
Prepaid Expenses		0	4 000
Total Current Assets		480 705	520 093
Total assets		**480 705**	**520 093**
LIABILITIES			
Current liabilities			
Accounts Payable	3	4 615	10 141
Credit cards	3	5 544	5 552
Other Current Liabilities	3	42 073	10 853
Total current liabilities		52 232	26 545
Non-current liabilities			
PPP loan payable	3	5 437	10 562
Total non-current liabilities		5 437	10 562
Total liabilities		**57 668**	**37 107**
Equity			
Common Stock - 10 000 000 shares authorised, $0.0001 par value, 2 463 233 shares issued as of 31 Dec, 2021		246	246
Additional Paid-in capital		1 878 883	1 923 883
Retained Earnings		(1 441 144)	(1 004 496)
Net Income		(14 949)	(436 648)
TOTAL EQUITY		**423 036**	**482 986**
TOTAL LIABILITIES AND EQUITY		**480 705**	**520 093**

SNOWBALL FINANCE INC.
Statement of Profit or Loss

In USD		2021	2020
Revenue	2	328	0
Cost of revenue		302	4 000
Gross profit		**26**	**(4 000)**
Operating Expenses			
General and administrative expenses	4	739 236	331 703
Product development		560 456	257 242
Sales and Marketing		191 244	48 379
Total Operating Expenses		**1 490 936**	**637 324**
Operating Income (loss)		**(1 490 910)**	**(641 324)**
Other Income			
Gain (loss) on short-term investments	5	1 085 813	65 667
Cryptocurrency airdrops	5	209 745	82 235
Staking rewards	5	163 637	36 096
Interest earned	5	16 766	10 677
EIDL Grant	5	-	10 000
Other Income		**1 475 961**	**204 676**
Profit (loss) before income tax		**(14 949)**	**(436 648)**
Income tax expense	6		-
Net profit (loss) for the period		**(14 949)**	**(436 648)**

SNOWBALL FINANCE, INC.
Statement of Changes in Equity

	Common Stock (shares) $0.0001 Par value	Common Stock (value)	Additional paid-in capital	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2020	2 795 400	280	990 000	(1 004 496)	**(14 216)**
Sale of common stock	-	-	-	-	-
Repurchase of common stock	(332 233)	(34)	-	-	**(34)**
Issuance of Simple agreements for future equity	-	-	933 883	-	**933 883**
Repurchase of Simple agreements for future equity	-	-	-	-	
Net Income (Loss)	-	-	-	(436 648)	**(436 648)**
Balance as of December 31, 2020	**2 463 233**	**246**	**1 923 883**	**(1 441 144)**	**482 986**
Sale of common stock	-	-	-	-	**-**
Repurchase of common stock	-	-	-	-	**-**
Issuance of Simple agreements for future equity	-	-	25 000	-	**25 000**
Repurchase of Simple agreements for future equity	-		(70 000)	-	**(70 000)**
Net Income (Loss)	-	-	-	(14 949)	**(14 949)**
Balance as of December 31, 2021	**2 463 233**	**246**	**1 878 883**	**(1 456 093)**	**423 036**

SNOWBALL FINANCE, INC.
Statement of Cash Flows

In USD	Note	2021	2020
Cash flows from operating activities			
Profit before income tax (Net loss)		**(14 949)**	**(436 648)**
Adjustments to reconcile net loss to net cash used in operating activities:			
Changes in operating assets and liabilities			
Crypto Assets, at cost	2	170 564	(213 375)
Current crypto deposits, at cost	2	38 999	(225 162)
Customer Crypto Assets, at fair value - Related Party	2	-	30 930
SAFE receivable		50 000	(50 000)
Prepaid expenses		4 000	(4 000)
Intangible assets		(11 704)	935
Loans to others		(43 251)	(8 099)
Credit cards	3	(8)	(24 469)
Due to shareholder	3	25 372	(943)
(Increase) Decrease in restricted asset	3	(548)	33 083
Accounts Payable	3	(5 526)	480
Pending cash withdrawals due to users	3	-	(43 438)
Customer Crypto Assets Due, at fair value - Related Party	3	548	(20 575)
PPP loan payable (Current liability)	3	5 301	-
PPP loan payable	3	(5 125)	10 562
Net Cash used in Operating Activities		**213 671**	**(950 719)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property and equipment		-	-
Net Cash used in Investing Activities			
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital contributions		-	(34)
Issuance/Repurchase of Simple agreements for future equity (SAFE)		(45 000)	933 883
Net Cash Provided by Financing Activities		**(45 000)**	**933 849**
Net Change in Cash and Cash Equivalent:		168 671	(16 870)
Cash and Cash Equivalents at Beginning of Period		8 598	25 468
Cash and Cash Equivalents at End of Period		177 269	8 598
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFO			
Cash paid for interest		1 535	3 280
Cash paid for income taxes		-	-

SNOWBALL FINANCE INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Snowball Finance Inc. (which may be referred to as "Snowball," the "Company", "we," "us," or "our") was registered in Delaware on May 25, 2018. The Company operates as a technology provider allowing access to crypto assets and decentralized finance ("DeFi") protocols on multiple blockchains through its decentralized mobile application ("dapp") Snowball Money. The Company's headquarters are in Vacaville, California. The company began operations in 2018.

Since Inception, the Company has relied on contributions from owners, the issuance of SAFEs and securing loans to fund its operations. During the next twelve months, the Company intends to fund its operations with funds from revenue and other income producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. The Company is subjected to customary risks and uncertainties associated with the development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, limited operating history, the need to obtain additional financing.
Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250 000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

Cash consists of funds held in the Company's checking account at JPMorgan Chase Bank. The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Restricted balances are excluded from cash and cash equivalents for the purposes of the cash flow statement. As of December 31, 2021, the Company had $188 670 of cash on hand (as of 31 December, 2020: $19 451).

As of 31 December, cash and cash equivalents were as follows:

In USD	**31 December 2021**	**31 December 2020**
Cash & cash equivalents, bank balances	188 670	19 451
less restricted cash:		
- *Restricted cash (pending cash withdrawals attributable to users)*	*498*	*498*
- *Restricted cash (other investments attributable to users)*	*10 903*	*10 355*
Total cash and cash equivalents	177 269	8 598

Loans to Others

As of December 31st, 2021 the company has outstanding balance of the loans provided to others in amount of $51 350, constituted of $50 000 loan provided to SAFE investor and $1 350 loan to employee. Both loans mature in 2022 and have an interest rate of 0%.

As of December 31st, 2020 the company has outstanding balance of the loan provided to employee in amount $8 099. The loan was fully repaid in January 2021.

Other Investments

The guidance in U.S. GAAP does not directly address accounting for cryptocurrencies. The company classifies cryptoassets dependent on specific characteristics of each cryptoasset and the nature of transactions.

The company accounts for cryptoassets at cost basis (i.e. fair value at acquisition date). During the year, the company tracks the cost basis of the units of the cryptoassets obtained at different times and uses the cost basis values for each unit of cryptoassets upon derecognition, when the company sells or exchanges these crypto assets for other crypto assets, goods or services.

As of 31 December, Other Investments were as follows:

In USD	**31 December 2021**	**31 December 2020**
Crypto Assets, at cost:	42 812	213 375
- *Crypto Assets – Non-custodial wallets*	39 828	96 155
- *Crypto Assets – Coinbase*	2 983	117 220
Current Crypto Deposits, at cost	186 163	225 162
- *Crypto Assets - DeFi Protocols Deposits*	186 121	214 370
- *Celsius Interest Account*	42	10 792
Other investments attributable to users (Restricted cash)	10 903	10 355
Total other investments	**239 878**	**448 893**

As of December 31, 2021, the total amount of other investments constituted $42 812 (as of 31 December, 2020: $213 375) measured at cost basis. The total amount was distributed between the corporate account on Coinbase exchange ($2 983) and corporate non-custodial wallets on Ethereum, Polygon and BSC blockchains ($39,828); and diversified among the most liquid cryptoassets like BTC, ETH, SOL, MATIC, BNB and tokens of decentralized protocols received via airdrops in 2021: GAS DAO, SNOW, ENS.

As of December 31, 2021, the total amount of other investments attributable to users constituted $10 903 (as of 31 December, 2020: $10 355) measured at fair value, mainly owned by related parties. The total amount is diversified among the most liquid and reputable, top cryptoassets by market capitalization, including: Bitcoin, Ethereum, Ripple, Bitcoin Cash, Litecoin, EOS, Monero, Dash, Lumen, Cardano, and Zcash.

In 2021 the company provided liquidity to the liquidity pools of the decentralized exchanges (Uniswap, Curve, 1INCH, SnowSwap) and made deposits of cryptoassets into the decentralized finance yield aggregators (Yearn.finance, Badger.finance, Harvest.finance), participated in the Acala Network crowdloan event on Polkadot. As of December 31, 2021, the total amount of cryptoassets deposited into the liquidity pools of decentralized finance protocols constituted $186 163 measured at cost (as of 31 December, 2020: $225 162).

Intangible Assets

The cryptoassets stored with a purpose other than investment for capital appreciation or owned by users, are classified as "intangible assets" with indefinite useful lives. Accordingly, under GAAP indefinite-lived intangibles are initially measured at cost and need to be tested for impairment annually. A decline below cost as quoted on a cryptocurrency exchange may be considered an event indicative of impairment.

As of December 31, 2021, the amount of intangible assets totaled $11 710 (as of December 31, 2020: $6), representing the Company's own crypto interests. The total amount was diversified between cryptoassets USDC, USDT and DAI, stablecoins with price pegged to USD value.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances.

As of January 6, 2021, the Company has received $50 000 of SAFE payment, the amount owed to the company for the issuance of SAFEs in 2020 FY, but not paid for till the end of 2020 FY.
As of December 31, 2021 and December 31, 2020, the company had no credit circumstances as of within its business model.

PPP Loan

In April 2020 the Company entered into a Paycheck Protection Program Loan ("PPP Loan") through the Small Business Administration for a total of $10 562. The loan matures in April 2022 and has an interest rate of 0.98%. The Company can apply for forgiveness of the amount due for costs incurred for payroll costs payment on a covered rent obligation and any covered utility payment. Payments of the Loan begin December 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021, as the Company had no taxable income. The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured.

During 2021 the Snowball Money app has been operating in the Early User version phase with deactivated fees for users. As of December 31, 2021, the Company has generated $328 of revenue, while testing the routing of the swap fees from decentralized exchange aggregator 1INCH.

Organizational Costs

In accordance with FASB ASC 720 organizational costs including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of revenue.

Advertising

The Company expenses advertising costs as they are incurred. Such costs approximated $191 244 for the year ended December 31, 2021 (2020: $48 379).

In USD	2021	2020
Salaries (marketing)	179 035	37 275
Paid Ads	-	1 254
Promo materials	5 634	3 597
Subscriptions (marketing)	6 575	6 254
Total	**191 244**	**48 379**

Deferred Cash Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – LIABILITIES

In USD	**31 December 2021**	**31 December 2020**
Current	**52 232**	**26 545**
Accounts Payable (A/P)	4 615	10 141
Credit Cards	5 544	5 552
Other current liabilities:	43 073	10 853
- *Due to Shareholder*	25 372	-
- *Pending cash withdrawals attributable to users*	498	498
- *PPP loan payable*	5 301	-
- *Other investments attributable to users*	10 903	10 355
Non-current	**5 437**	**10 562**
PPP loan payable	5 437	10 562
Total liabilities	**57 668**	**37 107**

As of December 31, 2021, the Company has accrued a liability to make PPP loan payments (repayment of the part of principal amount and interest accrued) for a total of $5 301. Therefore, the portion of non-current liability of PPP Loan was recognized within the current liability.

On December 31, 2021, the Company owed a balance of $10 903 (2020: $10 355) in cryptoassets valued at fair market value to the users of the first version of the Snowball Money app that haven't yet liquidated their accounts. In December 2019 the Company asked all third-party users to liquidate their Snowball accounts in preparation for the app and portal redesign and rebuild, during which accounts would not be available. The balance as of December 31, 2021, represents assets that increased in fair value of $548, mainly owed to related parties of the Company that were not yet liquidated.

NOTE 4 – GENERAL AND ADMINISTRATIVE EXPENSES

In USD	2021	2020
Bank charges & Fees	3 677	19 929
Blockchain network fees	63 659	3 468
Employee reimbursement	1 758	25 558
G&A Salaries	158 685	46 175
Interest Paid	1 535	3 280
Legal & Professional Services	152 915	100 455
Meals & Entertainment	77 178	7 710
Office Supplies & Software	11 285	6 932
Other Business Expenses	61 112	54 164
Repurchase of SAFE	20 000	-
Rent & Lease	28 081	20 759
Subscriptions	38 813	15 141
Taxes & Licenses	52 449	7 469
Travel	68 089	20 663
Total general and administrative expenses	**739 236**	**331 703**

NOTE 5 – OTHER INCOME

During 2020-2021 the company has been generating other income from interaction with decentralized finance protocols: provided liquidity to the liquidity pools of the decentralized exchanges (Uniswap, Curve, 1INCH, SnowSwap), participated in the Acala Network crowdloan event on Polkadot, made deposits of cryptoassets into the decentralized finance yield aggregators (Yearn.finance, Badger.finance, Harvest.finance), participated in several airdrops (Uniswap, SnowSwap, Gas DAO), staked tokens in the governance vaults of the DeFi protocols (BarnBridge, Saffron.finance).

In USD	2021	2020
Airdrops	209 745	82 235
Gains on short-term investments	1 085 813	65 667
Interest Earned	16 766	10 677
Staking Rewards	163 637	36 096
EIDL Grant	-	10 000
Total Other Income	**1 475 961**	**204 676**

In 2021 the company received the total amount of $209 745 (2020: $82 235) worth of cryptoassets via airdrops of GAS DAO, SNOW and FORM tokens for providing liquidity and/or being the early users of the respective protocols, measured at fair value at the dates of receiving the tokens.

During 2020-2021 the Company has been holding and trading cryptoassets received via airdrops, as staking rewards, or purchased on exchanges (ETH, BTC, BADGER, PERP, SNOW, SFI, IDLE, ARMOR, BOND, OPIUM). The total amount of realized gains on short-term investments in 2021 was $1 085 813 (2020: $65 667).

In 2021 the company has earned $163 637 (2020: $36 096) as staking rewards in governance tokens of decentralized finance protocols (ARMOR, BOND, SNOW, OPIUM, BADGER and DIG, SFI) measured at fair value at the dates of receiving the rewards.

In 2021 the company has earned the total amount of $16 766 of interest income (2020: $10 677):
- $14 340 of the interest was earned on deposit of cryptoassets into the yCrv vault of Curve.fi: y Deposit,
- $2 257 was earned on BTC interest account on Celsius Network, and the rest
- $159 was earned on yearn yvHEGIC Vault, Curve.fi and mooAaveUSDC, measured at fair value at the dates of receiving the interest.

In 2020 the company has earned the total amount of $10 677 of interest income. $9 885 of the interest was earned on deposit of cryptoassets into the yUSD vault of Yearn.finance decentralized yield aggregator and another $792 was earned on BTC interest account on Celsius Network, measured at fair value at the dates of receiving the interest.

Additionally, in April 2020, the Company received a loan for $10 000 under the Advance on an Economic Injury Disaster Loan ("EIDL"), which has been forgiven as debt under the terms of the CARES Act.

NOTE 6 – INCOME TAXES

The Company is taxed as a C Corporation. The Company has filed its income tax return for the period ended December 31, 2020, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has filed a tax extension for the period ended December 31, 2021.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

NOTE 7 – EQUITY

Common Stock

The Company authorized 10 000 000 shares of common stock at $0.0001 par value. As of December 31, 2021, and December 31, 2020, the Company had 2 463 233 shares issued and outstanding.

Additional Paid-In Capital – Simple Agreements for Future Equity ("SAFEs")

The guidance in U.S. GAAP does not currently directly address accounting for SAFEs. Taking in account that SAFEs are contractual derivatives of the Company's own equity, very much like equity call options or equity warrants, the management accounts for SAFEs as additional paid-in capital within permanent equity.

During the period from January 1, 2021, through December 31, 2021, the Company issued a total of $25 000 SAFEs (2020: $933 883 SAFEs, of which $50 000 was not received until 2021) and repaid $70 000 of SAFEs.

The SAFEs are automatically convertible into preferred units on the completion of an equity financing event ("Qualified Financing"). The conversion price is the lesser of the respective discount rates ranging from 100% to 50% of the price per unit of preferred units received by the Company in a Qualified Financing, or the price per share equal to the quotient of the respective pre-money valuations ranging from $6 000 000 to $20 000 000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits, interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing.

NOTE 8 – EQUITY-BASED COMPENSATION

The Company adopted a Stock Option and Grant Plan which permits the grant or option of shares to its employees for up to 450 000 shares of common stock.

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2021, no options have yet been issued.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

In 2022, the Company repurchased SAFTE, dated October 18, 2018, and a SAFE, dated July 26, 2019, issued to Sarwan Wason, related party, uncle of the Company's founder and CEO, in consideration for a total amount of $20 000 for $40 000. The terms of repurchase ($20 000 000 valuation cap) are comparable to other SAFEs and SAFTEs repurchased around the same time from other investors.

Management's Evaluation

Management has evaluated subsequent events through April 20th, 2021 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.